As filed with the Securities and Exchange Commission on November 3, 2000
Securities Act File No. 333-90189 Investment Company Act File No. 811-09229

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934) (Amendment No. 2)

Merrill Lynch Senior Floating Rate Fund II, Inc. (Name of Issuer)

Merrill Lynch Senior Floating Rate Fund II, Inc. (Names of Person(s) Filing Statement)

Shares of Common Stock, Par Value $.10 per share
(Title of Class of Securities)

59021M 10 2
(CUSIP Number of Class of Securities)
Terry K. Glenn
Merrill Lynch Senior Floating Rate Fund II, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536
(609) 282-2800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:
Thomas R. Smith, Jr., Esq. Brown & Wood LLP One World Trade Center New York, New York 10048-0557	Michael J. Hennewinkel, Esq. Fund Asset Management, L.P. P.O. Box 9011 Princeton, New Jersey 08543-9011

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(iii) and is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Merrill Lynch Senior Floating Rate Fund II, Inc., a closed-end investment company organized as a Maryland corporation (the “Fund”). The Fund is a “feeder” fund that invests its assets in a corresponding “master” portfolio of Master Senior Floating Rate Trust (the “Trust”). The Trust has the same investment objective as the Fund. All investments will be made at the Trust level. This structure is sometimes called a “master/feeder” structure. The principal executive offices of the Fund and the Trust are located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536. The Fund’s telephone number is 1-800-637-7455, ext. 4356, and the Trust’s telephone number is 1-888-637-2260.

(b) The title of the securities being sought is shares of common stock, par value $0.10 per share (the “Shares”), of the Fund. As of October 31, 2000 there were approximately 46.7 million Shares issued and outstanding. The Fund has been informed that no Director, officer or affiliate of the Fund and that no Trustee, officer or affiliate of the Trust intends to tender Shares pursuant to the Offer (defined below).

(c) The Shares are not currently traded on an established secondary trading market.

Item 3. Identity and Background of Filing Persons.

(a) The Fund is tendering for its own Shares. The Trust will repurchase interests in the Trust equivalent in value to the value of the Shares tendered to the Fund by stockholders. The information required by this Item is set forth in Item 2(a) above.

(b)-(d) Not applicable.

Item 4. Terms of the Transaction.

(a)(1)	(i)	The Supplement dated November 3, 2000, which is incorporated herein by reference in its entirety, amends certain disclosure contained in the Offer to Purchase dated October 17, 2000, as supplemented on October 31, 2000 (the “Offer”).
	(ii)	For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the “NAV”) calculated on the day the tender offer terminates, less any “Early Withdrawal Charge”, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2000, as supplemented on October 31, 2000 (the “Offer to Purchase”). A copy of each of the Supplement to the Offer to Purchase and the related Amended Letter of Transmittal is attached hereto as Exhibit (a)(1)(v) and Exhibit (a)(1)(vii), respectively. Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.
	(iii)	The Offer is scheduled to expire on November 14, 2000, unless extended. Reference is hereby made to the Cover Page, Section 1 “Price; Number of Shares”, Section 4 “Withdrawal Rights” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.
	(iv)	Not applicable.
	(v)	Reference is hereby made to Section 1 “Price; Number of Shares” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.
	(vi)	Reference is hereby made to Section 4 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
	(vii)	Reference is hereby made to the Cover Page, Section 2 “Procedure for Tendering Shares” and Section 4 “Withdrawal Rights” of the Offer to Purchase and the Supplement dated November 3, 2000, which are incorporated herein by reference.
	(viii)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Offer to Purchase and the Supplement dated November 3, 2000, which are incorporated herein by reference.
	(ix)	Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.

i

	(x)	Reference is hereby made to Section 8 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
	(xi)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” and Section 13 “Certain Federal Income Tax Consequences” of the Offer to Purchase and the Supplement dated November 3, 2000, which are incorporated herein by reference.
	(xii)	Reference is hereby made to Section 13 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)		Not applicable.
(b)		The Fund has been informed that no Directors, officers or affiliates of the Fund and that no Trustees, officers or affiliates of the Trust intend to tender Shares pursuant to the Offer.
(c)-(f)		Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d) Not applicable.

(e) Neither the Fund nor the Trust knows of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Trust, any of the Fund’s or the Trust’s executive officers or directors, any person controlling the Fund or the Trust or any executive officer or director of any corporation ultimately in control of the Fund or the Trust and any person with respect to any securities of the Fund or the Trust (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans and Proposals.

(a) Reference is hereby made in Section 7 “Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 8 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Offer to Purchase and the Supplement dated November 3, 2000, which are incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Shares. Neither the Fund nor the Trust have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or the Trust; (2) a purchase, sale or transfer of a material amount of assets of the Trust; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of directors/trustees or management of the Fund or the Trust, including but not limited to, any plans or proposal to change the number or the term of directors/trustees or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer, except that on November 2, 2000 Kevin Booth and Joseph P. Matteo were appointed Vice Presidents and Portfolio Managers of the Fund and the Trust and will be primarily responsible for the day-to-day management of the Fund and the Trust, and that Richard C. Kilbride and Gilles Marchand are no longer portfolio managers or officers of the Fund or the Trust; (5) any other material change in the Fund’s or the Trust’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund or the Trust to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund or the Trust becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s or the Trust’s obligation to file reports under 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the Trust or the disposition of securities of the Fund or the Trust; or (10) any changes in the Fund’s or the Trust’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund or the Trust.

Item 7. Source and Amount of Funds or Other Considerations.

(a)-(d) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Offer to Purchase and the Supplement dated November 3, 2000, which are incorporated herein by reference.

ii

Item 8. Interest in Securities of the Subject Company.

(a) Neither the Fund nor the Trust holds any Shares in treasury.

(b) Reference is made to Section 11 “Certain Information about the Fund” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, there have not been any transactions involving the Shares that were effected during the past 60 days by the Fund or the Trust, any executive officer or director of the Fund or the Trust, any person controlling the Fund or the Trust, any executive or director of any corporation ultimately in control of the Fund or the Trust or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 business days pursuant to the public offering of its Shares, the Fund has sold approximately 3.2 million shares at a price equal to NAV on the date of each such sale. The Trust issues beneficial interests to the Fund and other feeder funds in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933 in amounts equal to the aggregate value of shares of the Fund and other feeder funds sold to the public. Within the past 60 business days the Trust has issued approximately $462 million aggregate amount of beneficial interests (including beneficial interests issued to the Fund upon the acquisition by the Trust on October 6, 2000 of all of the portfolio investments of the Fund).

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

(b) Not applicable.

Item 10. Financial Statements.

(a) The financial information for the period March 26, 1999 (commencement of operations) to August 31, 1999 and for the year ended August 31, 2000 has been audited by Deloitte & Touche LLP, whose reports, along with the Fund’s financial statements, are included in the Fund’s annual reports to the shareholders, which are incorporated herein by reference. Unaudited financial statements for the six-month period ended February 29, 2000 also are incorporated herein by reference.

(b) Not applicable.

(c) Reference is hereby made to Section 10 “Summary of Selected Financial Information” of the Offer to Purchase, which is incorporated herein by reference.

Item 11. Additional Information.

(a)	(1)	None.
	(2)	None.
	(3)	Not Applicable.
	(4)	Not Applicable.
	(5)	None.
(b)		The Offer to Purchase, attached hereto as Exhibit (a)(1)(iii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1)		(i)	Advertisement printed in The Wall Street Journal on October 17, 2000.****
		(ii)	Advertisement printed in The Wall Street Journal on October 31, 2000.*****
		(iii)	Offer to Purchase.****
		(iv)	Supplement, dated October 31, 2000, to the Offer to Purchase, dated October 17, 2000.*****
		(v)	Supplement, dated November 3, 2000, to the Offer to Purchase, dated October 17, 2000.
		(vi)	Form of Letter of Transmittal.****
		(vii)	Amended Form of Letter of Transmittal.*****
		(viii)	Letter to Stockholders.****
		(ix)	Amended Letter to Stockholders.*****
(a)(2)-	(4)		Not Applicable.
(a)(5)		(i)	Audited Financial Statements of the Fund for the period March 26, 1999 (commencement of operations) to August 31, 1999.*
		(ii)	Unaudited financial statements for the six-month period ended February 29, 2000.**

iii

(iii)	Audited Financial Statements of the Fund for the year ended August 31, 2000.*****
(iv)	Consent of Deloitte & Touche LLP.
(b)	Credit Agreement between the Trust, a syndicate of banks and certain other parties.***
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable

*	Previously filed as an exhibit to the Fund’s Issuer Tender Offer Statement on Schedule 13E-4 as filed with the Securities and Exchange Commission (“SEC”) via EDGAR on January 19, 2000.
**	Previously filed as an exhibit to the Fund’s Issuer Tender Offer Statement Schedule TO as filed with the SEC via EDGAR on July 19, 2000.
***	Incorporated by reference to Exhibit 8(b) to the Registration Statement on Form N-1A of Master Premier Growth Trust (File No. 811-09733), filed on December 21, 1999.
****	Previously filed as an exhibit to the Fund’s Issuer Tender Offer Statement on Schedule TO as filed with the SEC via EDGAR on October 17, 2000.
*****	Previously filed as an exhibit to the Fund’s Issuer Tender Offer Statement on Schedule TO as filed with the SEC via EDGAR on October 31, 2000.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

iv

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.
By	/s/ TERRY K. GLENN
(Terry K. Glenn, President)

November 3, 2000

v

SIGNATURE

After due inquiry and to they best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASTER SENIOR FLOATING RATE TRUST
By	/s/ TERRY K. GLENN
(Terry K. Glenn, President)

November 3, 2000

vi

EXHIBIT INDEX

Exhibit
(a)(1)(v)	Supplement, dated November 3, 2000, to the Offer to Purchase, dated October 17, 2000.
(a)(5)(iv)	Consent of Deloitte & Touche LLP.